

June 11, 2010

Raymond Breu
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

> **Re:** **Novartis AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed January 26, 2010**
> **File Number: 001-15024**

Dear Mr. Breu:

We have reviewed your May 11, 2010 response to our April 30, 2010 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
Item 5.A Operating Results
CORE RESULTS AS DEFINED BY NOVARTIS, page 98

1.   Please refer to your response to comment one. We continue to believe that it is not appropriate to present an entire non-IFRS income statement since this gives undue prominence to the non-IFRS information. Therefore please revise your disclosure to reconcile each non-IFRS measure separately.

2.   Please refer to your response to comment two. Please revise your disclosure to include specific information on how the tax effect was calculated such as the effective tax rate and the items that the tax rate takes into account.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant